UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 31, 2006

Behringer Harvard Opportunity REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**33-120847**	**20-1862323**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1620

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On January 31, 2006, Behringer Harvard Opportunity REIT I, Inc. issued to Custodians and Pension Plan Trustees an annual notice of per share valuation for its shares of common stock. A copy of the notice is attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

(c)   *Exhibits.*

99.1   Annual Notice of Per Share Valuation of Common Stock

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BEHRINGER HARVARD OPPORTUNITY REIT I, INC.

Dated: February 2, 2006

By: /s/ Gerald J. Reihsen, III
Gerald J. Reihsen, III
Executive Vice President – Corporate Development & Legal and Secretary

Exhibit 99.1



To: Custodian and Pension Plan Trustees

Re: Update on Behringer Harvard Opportunity REIT I, Inc.
         Regarding 2005 Valuation

Date: January 31, 2006

This letter constitutes our notice of per unit valuation for the Behringer Harvard Opportunity REIT I, Inc. (the "Company") shares of common stock (the "Shares"). Pursuant to the Company's Prospectus, for the first three full fiscal years following the termination of the last public equity offering of Shares, the value of the Shares is deemed the offering price of $10 per share (ignoring purchase price discounts for certain categories of purchasers); provided, however, that if the Company has sold property and has made one or more special distributions to its stockholders of all or a portion of the net proceeds from such sales, the deemed value per Share will be equal to the $10 offering price less the amount of such net sales proceeds per Share distributed to stockholders prior to the valuation date. As of the date hereof the Company's offering of Shares is still in process and no special distributions of net sales proceeds have been made. Therefore, the value of the Shares is deemed to be $10 per Share.

There is no public trading market for the Shares at this time, and there can be no assurance that stockholders would receive $10 per Share if such a market did exist and they sold their Shares or that they will be able to receive such amount for their Shares in the future. Nor does this deemed value reflect the distributions that stockholders would be entitled to receive if the Company's properties were sold and the sale proceeds were distributed upon liquidation of the Company. Such a distribution upon liquidation is likely to be less than $10 per share primarily due to the fact that the funds initially available for investment in properties were reduced from the gross offering proceeds in order to pay selling commissions and dealer manager fees, organization and offering expenses, and acquisitions and advisory fees. The Company does not currently anticipate obtaining appraisals for the properties it acquires, and accordingly, the deemed values should not be viewed as an accurate reflection of the fair market value of those properties, nor do they represent the amount of net proceeds that would result from an immediate sale of those properties.

The Company views its offering stage as complete upon the termination of our first public equity offering that is not followed by another public equity offering. For purposes of this definition, the Company does not consider a "public equity offering" to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in its subsidiary operating limited partnership, Behringer Harvard Opportunity OP I LP.

For more detailed information, please refer to the Company's public filings with the Securities and Exchange Commission, including the Form 10-K to be filed later this year. You can find the filings at the Company's website, www.bhfunds.com, or www.sec.gov.

All of us at the Company appreciate the important role you play as Custodian or Pension Plan Trustee in helping provide unparalleled service to our investors. If you have any questions, please feel free to contact our Investor Services Department at (866) 655-3600.

Sincerely,

Gary S. Bresky
Chief Financial Officer